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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  /X/ FORM 10-Q

                  For the quarterly period ended: June 30, 1999


                        Commission file number: 001-12294


Part I. - Registrant Information

                            ARM FINANCIAL GROUP, INC.
             (Exact name of registrant as specified in its charter)

                 DELAWARE                               61-1244251
      (State or other jurisdiction of                (I.R.S. Employer
      incorporation or organization)                 Identification No.)

          515 WEST MARKET STREET
           LOUISVILLE, KENTUCKY                           40202
    (Address of principal executive offices)            (Zip Code)


Registrant's telephone number, including area code:  (502) 582-7900





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Part II-Rules 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; /x/

     (b) The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and /x/

     (c)  The accountant's statement or other exhibit required by Rule 12b-25
          (c) has been attached if applicable. / /

Part III--Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     ARM Financial Group, Inc. (the "Company") has devoted substantial resources towards significant transactions which include restructuring its institutional business and positioning its retail business and technology operations for the sale of the Company. Under normal circumstances, many of these same resources would be devoted to preparation of the Company's Form 10-Q. The Company would not be able to devote sufficient resources towards progress on the significant transactions and file the Company's Form 10-Q by the date required without unreasonable effort or expense.

Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

Barry G. Ward, Controller
(502) 582-7934

     (2) Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
          /x/ Yes / / No


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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
          /x/ Yes / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     When filed, the Company's Form 10-Q for the quarterly period ended June 30, 1999 will report a net loss of $172.9 million during the second quarter of 1999 compared to net income of $11.9 million for the second quarter of 1998. For the six months ended June 30, the net loss was $159.5 million in 1999, compared with net income of $22.9 million in 1998. The net loss for the second quarter and first six months of 1999 is primarily attributable to $180.8 million of realized investment losses incurred during the second quarter of 1999. Such realized investment losses include a $90.0 million charge related to the termination of a reinsurance agreement with General American Life Insurance Company ("General American") and a $73.9 million charge as a result of writing down the book value of the Company's remaining investment securities related to its institutional business.

     On July 29, 1999, the Company announced that it is restructuring its institutional business and positioning its retail business and technology operations for the sale of the Company. There can be no assurance that a transaction for the sale of the Company will be developed or consummated or as to the price or value that might be obtained.

     As part of the institutional restructuring, on August 3, 1999, the Company and General American completed a transaction whereby General American recaptured approximately $3.4 billion of assets and related liabilities previously ceded through a reinsurance agreement to one of the Company's insurance subsidiaries, Integrity Life Insurance Company ("Integrity") (the "Transaction"). The Transaction, which terminated the reinsurance and related agreements, including a marketing partnership agreement, was effective as of July 26, 1999. These assets and related liabilities were part of a joint product development, marketing and reinsurance relationship with General American involving funding agreements and guaranteed investment contracts. As a result of the Transaction, the Company recorded a charge of $90 million during the second quarter of 1999 primarily due to interest rate related decreases in the fair value of investment securities recaptured by General American. The Company does not intend to pursue additional institutional spread or institutional fee business.

     Following the reinsurance recapture by General American, the Company had approximately $1.8 billion of institutional customer deposits remaining related to institutional funding agreements and investment certificates. In anticipation of further actions to reduce the risk profile of this remaining institutional business, the Company recorded a second quarter charge of $73.9 million. This charge is a result of writing down the book value of the Company's remaining institutional invested assets, due to


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interest rate related other-than-temporary declines in asset fair values.
During July 1999, the Company implemented a hedging strategy designed to minimize interest rate sensitivity in the remaining institutional investment portfolio.

     Operating earnings (net income or loss applicable to common shareholders excluding realized investment gains and losses, net of tax, and a tax charge related to prior year unrealized losses for 1999 and non-recurring charges for
1998) were $16.0 million and $10.7 million for the second quarters of 1999 and 1998, respectively. For the six months ended June 30, operating earnings were $28.6 million in 1999, compared with $20.7 million in 1998. The increase in operating earnings is primarily attributable to an increase in net investment spread and variable annuity fees due to the growth of assets under management which increased from $8.4 billion at June 30, 1998 to $10.4 billion at June 30, 1999, including $3.4 billion of assets under management which were recaptured by General American in the third quarter of 1999.

                            ARM Financial Group, Inc.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized, on August 16, 1999.

                            ARM FINANCIAL GROUP, INC.

                                           By:  /s/ EDWARD L. ZEMAN
                                              ---------------------
                                              Edward L. Zeman
                                              Executive Vice President and
                                              Chief Financial Officer
                                              (Principal Financial Officer)

                                           By:  /s/ BARRY G. WARD
                                              -------------------
                                              Barry G. Ward
                                              Controller
                                              (Principal Accounting Officer)